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                      FIRST AMERICAN INVESTMENT FUNDS, INC.

                         AMENDMENT TO CUSTODY AGREEMENT
                            DATED AS OF JULY 1, 2007

     WHEREAS, First American Investment Funds, Inc., a Maryland corporation (the "Fund"), and U.S. Bank National Association, a national banking association organized and existing under the laws of the United States of America (the "Custodian"), previously entered into a Custody Agreement dated July 1, 2006 (the "Custody Agreement"); and

     WHEREAS, the Fund consists of separate series (each a "Series"), with each such Series representing interests in a separate portfolio of securities and other assets; and

     WHEREAS, the Custodian invests cash balances held in the Custody Account daily in certain temporary investment vehicles pursuant to procedures adopted by the Custodian and approved by the Fund ("Sweep Procedures"); and

     WHEREAS, Paragraph 4.6 of Article 4 of the Custody Agreement contemplates the Custodian making advances for overdrafts and the Fund repaying such overdrafts; and

     WHEREAS, the Fund and the Custodian wish to amend the Custody Agreement in order to clarify the Fund's payment obligations with respect to overdrafts and the Custodian's payment obligations with respect to cash balances in the Custody Account that the Custodian fails to invest as required by the Sweep Procedures.

     NOW, THEREFORE, the Fund and the Custodian agree as follows:

     1.) Paragraph 4.6 of Article 4 of the Custody Agreement is hereby replaced in its entirety by the following:

          Advances by Custodian for Settlement. The Custodian may, in its sole discretion and from time to time, advance funds to the Fund to facilitate the settlement of a Series' transactions in the Series Custody Account. In the event that any advance of funds is made by Custodian on behalf of the Fund, including overdrafts, the Fund agrees to repay the Custodian the amount of the advance plus accrued interest at the prime rate (as published in the Wall Street Journal) minus 100 basis points.

     2.) The following Paragraph 4.7 is added under Article 4 of the Custody
     Agreement:

          Investment of Cash Balances by Custodian. If the Custodian fails to invest cash balances held in the Custodian Account as required by procedures adopted by the Custodian and approved by the Fund's administrator, the Custodian shall be liable to the Fund for interest to be calculated at the Fed Funds Effective Rate (as published daily by the Federal Reserve) net of the applicable reserve requirement.

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     IN WITNESS WHEREOF, the Fund and the Custodian have caused this instrument to be executed in duplicate as of the date first above written by their duly authorized officers.

                                        FIRST AMERICAN INVESTMENT FUNDS, INC.


                                            /s/ Jeffery M. Wilson
                                            ------------------------------------
                                        By: Jeffery M. Wilson
                                        Its: Vice President - Administration


                                        U.S. BANK NATIONAL ASSOCIATION


                                            /s/ Joe D. Redwine
                                            ------------------------------------
                                        By: Joe D. Redwine
                                        Its: Senior Vice President